WestPark Capital, Inc.

1900 Avenue of the Stars, Suite 310

Los Angeles, CA90067

As representative of the several underwriters

VIA EDGAR

November 16, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lixte Biotechnology Holdings, Inc. (the “Company”)
Registration Statement on Form S-1
Filed on September 3, 2020
CIK No. 0001335105

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representative of the several underwriters of the Company’s proposed public offering, hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m., Eastern Time, on November 18, 2020, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Commission under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities in this offering, as many copies of the Preliminary Prospectus, dated November 2, 2020, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

WESTPARK CAPITAL, INC

By:	/s/ Richard Rappaport Chief Executive Officer
Authorized Representative

Acting on behalf of themselves and as the Representatives of the several Underwriters

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